

CREWS & ASSOCIATES, INC.

December 31, 2021

Statement of Financial Condition (Audited)

521 President Clinton Ave, Suite 800
Little Rock, Arkansas 72201
501-907-2000
Member SIPC & FINRA

Pursuant to Rule 17a-5 of the Securities and Exchange Commission the Statement of Financial Condition of Crews & Associates, Inc. as of December 31, 2021 is available for examination at the principal office of the Company, and at the Fort Worth, Texas regional office of the Commission.

CREWS & ASSOCIATES, INC.

Statement of Financial Condition (Audited)

December 31, 2021

Table of Contents



FROST, PLLC
Certified Public Accountants

Report of Independent Registered Public Accounting Firm

Board of Directors
Crews & Associates, Inc.
Little Rock, Arkansas

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Crews & Associates, Inc. (the "Company") as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe our audit provides a reasonable basis for our opinion.

Frost, PLLC

Independent Registered Public Accounting Firm

We have served as the Company's auditor since 2000.

Little Rock, Arkansas
February 25, 2022

Little Rock, Arkansas | Fayetteville, Arkansas | Raleigh, North Carolina | Scottsdale, Arizona
Yuma, Arizona | Denver, Colorado | LaBelle, Florida | Naples, Florida | **www.frostpllc.com**

An Independent Member of the BDO Alliance USA

CREWS & ASSOCIATES, INC.

Statement of Financial Condition

December 31, 2021

<u>Assets</u>

Cash (including $1,050,000 segregated under federal regulation)	$	40,275,831
Receivables from		
Clearing broker and organizations		15,800,206
Marketable securities, at fair value		24,632,456
Furniture, equipment and leasehold improvements, net		1,678,855
Operating lease right of use asset		2,181,047
Net deferred tax asset		4,762,366
Cash surrender value of life insurance policies		20,918,310
Employee loans receivable and covenants not to compete, net		129,773
Goodwill		772,574
Other assets		2,331,254
Total assets	$	113,482,672

<u>Liabilities and Stockholder's Equity</u>

Payable to Customers	$	918,476
Accrued expenses and other liabilities		6,441,409
Securities sold, not yet purchased, at fair value		331,511
Operating lease liability		2,215,854
Nonqualified deferred compensation liability		20,494,906
Income tax payable		144,625
Total liabilities		30,546,781
Stockholder's equity		
Common stock, $.0005 par value, 5,000,000 shares		
authorized and 853,220 issued and outstanding		427
Additional paid-in capital		3,488,692
Retained earnings		79,446,772
Total stockholder's equity		82,935,891
Total liabilities and stockholder's equity	$	113,482,672

The accompanying notes are an integral part of this statement of financial condition.

Notes to Audited Statement of Financial Condition

December 31, 2021

1. **Description of Business**

    Crews & Associates, Inc. (the "Company" or "Crews") is a full service, self-clearing registered broker-dealer. The Company is located in Little Rock, Arkansas and is 100% owned by First Security Bancorp (the "Parent").

    Crews is registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). Crews securities transactions are made primarily with individuals, financial institutions, private organizations and other broker-dealers. Safekeeping services for customer securities are provided by Huntington Bank and Depository Trust Company ("DTC"). These securities are segregated in accordance with the rules and regulations of the SEC. In November 2021, the Company began clearing its brokerage business and trading activity on a fully-disclosed basis with Pershing LLC ("Pershing").

2. **Summary of Significant Accounting Policies**

    a. **Basis of presentation** – The financial statements of the Company have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP).

    b. **Revenue recognition** – The Company accounts for revenue under the provisions of ASC Topic 606. The guidance is a comprehensive new revenue recognition model that requires the Company to recognize revenue to depict the transfer of goods or services to a customer at an amount that reflects the consideration it expects to receive in exchange for those goods or services.

    Securities Transactions - Marketable securities owned, at fair value and Marketable securities sold, not yet purchased, at fair value are recorded on a trade date basis and carried at fair value.

    Information on remaining performance obligations – The Company does not disclose information about remaining performance obligations pertaining to contracts that have an original expected duration of one year or less, which represent all of the Company's performance obligations. These performance obligations generally relate to the Company's investment banking income, which is expected to be resolved within one (1) month of December 31, 2021.

    Contract costs – The Company capitalizes costs to fulfill contracts associated with investment banking engagements where the revenue is recognized at a point in time and the costs are determined to be recoverable.

    c. **Cash equivalents** – The Company considers all liquid investments with an original maturity of three months or less to be cash equivalents. At December 31, 2021, the Company did not hold investments considered to be cash equivalents.

    d. **Marketable securities** – Marketable securities are comprised of securities used for trading and are recorded at fair value. The fair value of marketable securities includes accrued interest receivable of $166,745.

    e. **Furniture, equipment and leasehold improvements** – Furniture, equipment and leasehold improvements are stated at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the assets (three to fifteen years). Leasehold improvements are amortized over the shorter of the respective lease term or the life of the asset.

    f. **Impairment of long-lived assets to be held and used** – The Company reviews the carrying value of long-lived assets for impairment whenever certain triggering events or changes in circumstances indicate that the carrying amounts of any asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the excess of the carrying amount over the fair value of the assets. No triggering events or changes in circumstances were identified by management as of December 31, 2021.

    g. **Goodwill** – Goodwill is evaluated for impairment by first performing a qualitative assessment to determine whether a quantitative goodwill test is necessary. If it is determined, based on qualitative factors, the fair value of the reporting unit may be more likely than not less than the carrying amount or if significant changes to macro-economic factors related to the reporting unit have occurred that could materially impact fair value; a quantitative goodwill impairment test would be required. Alternatively, the Companies may elect to forgo the qualitative assessment and perform the quantitative test.

    The quantitative goodwill impairment test identifies if an impairment exists by comparing the fair value of a reporting unit with its carrying amount, including goodwill. If the fair value of a reporting unit exceeds its carrying amount,

2. <u>**Summary of Significant Accounting Policies (cont.)**</u>

goodwill of the reporting unit is not considered to have an impairment. However, if the carrying amount of a reporting unit exceeds its fair value, an impairment loss is recognized in an amount equal to that excess, up to the total amount of goodwill.

The Company performed an annual goodwill impairment evaluation as of December 31, 2021 and determined that goodwill of $772,574 was not impaired at December 31, 2021.

h.   **Employee loans receivable and covenants not to compete** – In the ordinary course of business, the Company enters into agreements with certain employees for covenants not to compete and employee loans. These amounts are being amortized over the term of the agreements, which range from two to six-year periods and are unsecured. The agreements provide for the repayment of unamortized loan amounts at the time of separation of employment. Gross original agreements were $433,000, net of accumulated amortization of $303,227 at December 31, 2021.

i.   **Income taxes** – The Company's operations are included in the consolidated federal income tax return of the Parent. Federal income taxes are calculated as if the companies file on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from the Parent. The amount of current and deferred taxes payable or refundable is recognized as of the date of the statement of financial condition, utilizing currently enacted tax laws and rates and any change in the enacted tax rates is recognized in income in the period that includes the enactment date.

ASC 740, "Income Taxes," clarifies the accounting for uncertainty in income taxes recognized in the statement of financial condition and requires the impact of a tax position to be recognized in the statement of financial condition if that position is more likely than not of being sustained by the taxing authority. A deferred tax liability is recognized for all temporary differences that will result in future taxable income; a deferred tax asset is recognized for all temporary differences that will result in future tax deductions, subject to reduction of the asset by a valuation allowance in certain circumstances. This valuation allowance is recognized if, based on an analysis of available evidence, management determines that it is more likely than not that some portion or all of the deferred tax asset will not be realized. The valuation allowance is subject to ongoing adjustment based on changes in circumstances that affect management's judgment about the realizability of the deferred tax asset. Adjustments to increase or decrease the valuation allowance are charged or credited, respectively, to income tax expense.

The Parent is no longer subject to U.S. federal and state tax examinations by tax authorities for years before 2018. The Company recognizes interest accrued related to unrecognized tax benefits and penalties in income tax expense. The Company did not have any interest or penalties accrued at December 31, 2021.

j.   **Leases** – The Company determines if a contract is or contains a lease at inception of the agreement. Operating and finance leases are recognized as ROU assets and the related obligations are recognized as liabilities on the Company's statement of financial condition. Leases with an initial lease term of one year or less are not recorded on the balance sheet.

ROU assets, which represent the Company's right to use an underlying asset, and lease liabilities, which represent the Company's obligation to make lease payments arising from the lease, are recognized based on the present value of the future lease payments over the lease term at commencement date. Certain of the Company's leases contain renewal and/or termination options. The Company recognizes renewal or termination options as part of its ROU assets and lease liabilities when the Company has the unilateral right to renew or terminate and it is reasonably certain these options will be exercised. The Company determines the present value of lease payments based on the implicit rate, which may be explicitly stated in the lease if available or the Company's estimated collateralized incremental borrowing rate based on the term of the lease. For operating leases, lease expense is recognized over the lease term.

k.   **Related party transactions** – In the normal course of business, the Company purchases and sells securities for Company officers and a bank that is a subsidiary of the Parent. Transactions with Company officers have substantially the same terms as those with unrelated parties. Transactions with affiliated bank for new issues have the same terms as those with unrelated parties while secondary market sell transactions do not include a markup.

l.   **Use of estimates** – The preparation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and disclosures about contingent assets and liabilities. The estimates and assumptions used in the accompanying statement of financial condition are based upon management's evaluation of the

Notes to Audited Statement of Financial Condition

December 31, 2021

2. **Summary of Significant Accounting Policies (cont.)**

relevant facts and circumstances as of the date of the statement of financial condition. However, actual results may differ from the estimates and assumptions used in the accompanying statement of financial condition.

m. **Fair value measurements** – The Company measures certain of its financial assets and liabilities on a fair value basis using various valuation techniques and assumptions, depending on the nature of the financial asset or liability. Additionally, fair value is estimated either annually or on a nonrecurring basis to evaluate certain financial assets and liabilities for impairment or for disclosure purposes. Hierarchical levels defined by ASC 820, "Fair Value Measurements and Disclosures," and directly related to the amount of subjectivity associated with the inputs to fair valuation of these assets and liabilities are as follows:

- **Level I** – Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date. The types of assets and liabilities carried at Level I fair value generally are equities listed in active markets and investments in publicly traded mutual funds with quoted market prices.

- **Level II** – Inputs (other than quoted prices included in Level I) are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the instrument's anticipated life. Fair valued assets and liabilities that are generally included in this category are government and agency securities, municipal bonds, certain hybrid financial instruments, certain mortgage and asset backed securities, and certain corporate debt.

- **Level III** – Inputs reflect management's best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to the model. Generally, assets and liabilities carried at fair value and included in this category are certain mortgage and asset-backed securities, certain corporate debt, certain municipal debt and certain private equity investments.

The availability of observable inputs can vary and is affected by a wide variety of factors, including, for example, the type of marketable security and market conditions. As the observability of prices and inputs may change for a marketable security from period to period, this condition may cause a transfer of a marketable security among the fair value hierarchy levels. Transfers among the levels are recognized at the beginning of each period. The degree of judgment exercised in determining fair value is greatest for marketable securities categorized in Level III.

The Company is required to update the market values for their ending marketable security balances at the end of each reporting period. Each marketable security which trades in an active market's ending period date market value is obtained from an independent third party pricing source. These pricing services are considered Level II input data for pricing of marketable securities and provide the baseline valuation estimates for the Company's marketable securities when available. The independent third party pricing information is provided directly to the Company through the Company's online securities processing platform.

At the end of each period, the Company provides the marketable security listing to management, the market price data from the independent third party pricing provider and independent agency bond ratings for each graded marketable security. Management adjustments from these estimates to their estimated current market value are based on their knowledge of the related marketable security taking into consideration any local specific knowledge credit events, bond ratings, coupon rate and maturity.

Marketable securities with significant pricing differences from the independent pricing source are subjected to a second review by the Company's management for reasonableness and to verify ending price estimate.

The following outlines the valuation methodologies and inputs for the Company's material categories of assets and liabilities:

- **State and municipal government obligations** – The fair value of municipal bonds is derived using recent trade activity, market price quotation and new issuance levels. In the absence of this information, fair value is calculated using comparable bond credit spreads. For obligations traded in a market that is not active or not priced by the Company's independent third party pricing service, fair value is determined using unobservable inputs. Current interest rates, credit events and individual bond characteristics such as coupon, call feature, maturity and revenue purpose are considered in the valuation process. Securities valued using observable data are considered Level II and unobservable value inputs are considered Level III in the fair value hierarchy.

Notes to Audited Statement of Financial Condition

December 31, 2021

2. **Summary of Significant Accounting Policies (cont.)**

- **U.S. Government obligations** – The fair value of agency issued debt securities is derived using market prices and recent trade activity gathered from independent dealer pricing services. Agency issued debt securities are generally classified as Level II in the fair value hierarchy.

- **Corporate obligations** – When available corporate bonds are based on the most recent observable trade and/or external quotes for independent dealer pricing services. When price information is not available, the Company utilizes coupon interest rates, credit events and underlying collateral analysis to value these obligations. Securities valued using observable data are considered Level II and unobservable value inputs are considered Level III in the fair value hierarchy.

- **Certificates of deposit** – The fair value of certificates of deposit are derived using market prices and recent trade activity of similar items and are considered Level II in the fair value hierarchy.

- **Other marketable securities** – The fair value of private placement offerings and municipal leases within this category are valued utilizing underlying collateral analysis and individual bond characteristics such as coupon, call feature and maturity. The fair values of marketable securities within the category are considered Level III in the fair value hierarchy.

- **Life insurance policies and nonqualified deferred compensation liabilities** – The Deferred Compensation Plan (the "Plan") is comprised of individual life insurance policies issued. The Plan allows the Company to invest premiums in a group of private mutual funds available only to the policyholders. The Cash Surrender Value ("CSV") is calculated daily based on the Net Asset Value ("NAV") of the investment elections, as directed by the Company. The NAVs are provided daily to the Company's third party record keeper. The deferred compensation liability is calculated daily based on the NAVs of the investment elections, as directed by the Plan's participants (the Company's employees). The Plan participants make investment elections from the same set of mutual funds. The participant liability and CSV are based on the same NAVs. The Company's investment objective is to match the investments in the policies' CSV to the elections made by the participants. These private mutual funds will mirror the results of many of the similarly styled funds traded in the public sector. Based on the nature of the funds, the ability of the fund manager to report NAVs daily and third party record keeping, these assets and liabilities are considered Level II in the fair value hierarchy.

n. **Recent accounting pronouncements**

On January 1, 2021, the Company adopted Financial Accounting Standards Board ("FASB") issued ASU No. 2019-12, Income Taxes (Topic 740)-Simplifying the Accounting for Income Taxes ("ASU 2019-12"). The standard intends to simplify accounting for income taxes by removing certain exceptions to the general principles in Topic 740 and by amending existing guidance to improve consistent application in financial statements. The adoption of this standard did not have a material impact on the Company's financial statements.

On January 1, 2021, the Company adopted ASU 2020-04, Facilitation of the Effects of Reference Rate Reform on Financial Reporting, which provides optional guidance for a limited period of time to ease the potential burden in accounting for (or recognizing the effects of) reference rate reform on financial reporting if certain criteria are met. The amendments in ASU 2020-04 provide optional expedients and exceptions for applying GAAP to contracts, hedging relationships and other transactions that reference LIBOR or another reference rate expected to be discontinued because of reference rate reform. The adoption of this standard did not have a material impact on the Company's financial statements.

3. **Cash Segregated Under Federal Regulation**

Statutory rules require customer funds to be segregated in a special reserve bank account "for the exclusive benefit of customers" based on the computation required under SEC Rule 15c3-3. While no balance was required based on the regulatory calculation, the Company maintained $1,050,000 in the special reserve bank account at December 31, 2021.

Notes to Audited Statement of Financial Condition

December 31, 2021

4. **Receivables from and Payables to Broker-Dealers, Clearing Organizations, and Customers**

The Company evaluates credit losses under the guidance of FASB ASC 326 Financial Instruments -- Credit Losses. The Company measures all expected credit losses for financial assets measured at amortized cost based on historical experience, current conditions, and reasonable and supportable forecasts as opposed to delaying recognition until the loss was probable of occurring.

The balances shown as receivables from and payables to broker-dealers and clearing organizations, and customers represent amounts due in connection with normal trading transactions executed for customers or the Company. These receivables and payables are generally collateralized by securities held by or due to the Company. To further minimize the risks associated with these balances, the Company monitors the credit standing of each broker-dealer and clearing organization, and customer with whom it conducts business. In addition, the Company monitors the market value of collateral held and the market value of the securities due from others. Because these receivable balances are generally collateralized, the Company has not historically incurred any significant losses related to bad debt. Accordingly, the Company has not recorded an allowance for doubtful accounts at December 31, 2021.

At December 31, 2021, there were no receivables from any customers or institutional firms. Payables consisted of $918,476 to an institutional firm. The institutional firms represent financial institutions and retail customers represent a diversified clientele, both located throughout the United States. In November 2021, the Company began clearing its brokerage business and trading activity on a fully-disclosed basis with Pershing.

5. **Marketable Securities**

Marketable securities consist of the following trading securities, stated at fair market values:

	Cost		Gross Unrealized Gains		Gross Unrealized Losses		Market Value
State and municipal government obligations	$	19,305,446	$	14,549	$	(137,865) $	19,182,130
Corporate obligations		5,203,864		13,664		(1,725)	5,215,803
Certificates of deposit		15,237					15,237
Other		225,286		-		(6,000)	219,286
	$	24,749,833	$	28,213	$	(145,590) $	24,632,456

6. **Furniture, Equipment and Leasehold Improvements**

The furniture, equipment and leasehold improvements are as follows:

Leasehold improvements	$	1,213,574
Furniture and equipment		5,388,214
		6,601,788
Accumulated depreciation		(4,922,933)
Furniture, equipment and leasehold improvements, net	$	1,678,855

7.   **Short-Term Borrowings**

At December 31, 2021, the Company had a $30,000,000 line of credit agreement with a bank to facilitate financing of marketable securities. There was no outstanding balance as of December 31, 2021. The line of credit agreement bears interest at the 30-day London Interbank Offered Rate plus 1.00% (1.1% at December 31, 2021), matures in August 2022 and is collateralized by marketable securities owned by the Company. In addition, the Company also has a $40,000,000 line of credit agreement with the bank to facilitate the financing of municipal underwritings. The Company enters into a separate, standalone credit agreement with the bank for underwritings in excess of $40 million. Amounts borrowed are generally outstanding for one day. There was no balance outstanding at December 31, 2021. The line of credit agreement bears interest at the 30-day London Interbank Offered Rate plus 1.00% (1.1% at December 31, 2021), matures in August 2022 and is collateralized by the municipal securities underwritten by the Company.

At December 31, 2021, the Company had a $40,000,000 revolving line of credit agreement with the Parent, of which there was no outstanding balance as of December 31, 2021. The revolving line of credit agreement bears interest at a fixed rate (3.25% at December 31, 2021), matures in April 2022 and is uncollateralized.

As of December 31, 2021, the Company had no outstanding obligations that were subordinated to claims of general creditors.

8.   **Income Taxes**

The Company utilizes the liability method to determine deferred income taxes. Under this method, deferred income taxes are determined by applying statutory tax rates in effect at the financial statement date to differences between the book basis and the tax basis of assets and liabilities.

The deferred income tax asset reflected in the accompanying statement of financial condition resulted primarily from the recognition of the nonqualified deferred compensation liability for financial reporting purposes which are not yet deductible for income tax reporting purposes.

Total deferred tax assets and deferred tax liabilities are as follows:

Deferred tax assets		
Nonqualified deferred compensation	$	5,356,344
Covenants not to compete		9,374
Other		151,745
Total deferred tax assets		5,517,463
Deferred tax liabilities		
Accumulated depreciation		290,299
Goodwill		201,912
Prepaids		231,784
Other		31,102
Total deferred tax liabilities		755,097
Net deferred tax assets	$	4,762,366

Notes to Audited Statement of Financial Condition

December 31, 2021

9. **Commitments and Contingencies**

        The following schedule reflects the future minimum rental payments required under the operating lease that has non-cancelable lease terms in excess of one year as of June 30, 2021:

	Lease Commitments
2022	$ 591,500
2023	591,500
2024	591,500
2025	591,500
Total undiscounted rental payments	2,366,000
Less: present value discount at 3.25%	150,146
Net operating lease liability	$ 2,215,854

        The Company leases its office space from the Parent. The lease is accounted for under Topic 842, Leases resulting in a "right of use asset" in the amount of $2,181,047 and "lease liability" in the amount of $2,215,854 for current operating leases. The term for the lease is five years, beginning on January 1, 2021 and ending on December 31, 2025.

        In the normal course of business, the Company is a party to lawsuits and claims. In some of the lawsuits, relating primarily to its securities business, the plaintiffs claim substantial amounts. Management intends to vigorously defend these matters and, after consultation with counsel, believes that resolution of all such matters are not expected to have a material adverse effect on the financial condition, results of operations or cash flows of the Company. Factors considered by management in reaching this conclusion are the loss and damages sought by the plaintiffs, the merits of the claims, the total cost of defending the litigation, the potential for fines and penalties from regulatory agencies, and the likelihood of a successful defense against the claims.

        In connection with its retail brokerage business, the Company performs securities execution, clearance and settlement on behalf of its customers for whom it commits to settle trades submitted by such customers. The Company stands ready to meet the obligations of its customers with respect to securities transactions. If the customer fails to fulfill its obligation, the Company must fulfill the customer's obligation with the trade counterparty. The Company is fully secured by assets in the customer's account, as well as any proceeds received from the securities transaction entered into by the Company on behalf of the customer. In addition, the Company controls this risk by establishing credit limits for such activities and by monitoring its customers' compliance with their contractual obligations and the related exposure on a daily basis.

        In addition, the Company enters into when-issued transactions and underwriting commitments. Such commitments require that the Company purchase securities at specified prices. To manage the off-balance sheet risk related to these commitments, the Company generally sells the issue to third parties on a when-issued basis. At December 31, 2021, the Company had commitments to purchase securities of $1,389,000 and had no firm commitments to sell securities.

        The Company maintains, at various financial institutions, cash balances which may exceed the federally insured amounts at various times during the year. The total amount in excess of federal insurance was $39,525,831 at December 31, 2021. The Company has not incurred losses in any of the accounts.

10. **Net Capital Requirement**

        As a registered broker-dealer, Crews is subject to the Uniform Net Capital Rule 15c3-1 administered by the SEC. Crews has elected to compute its net capital requirement under the aggregate indebtedness method of the rule, which does not allow the aggregate indebtedness of Crews, as defined under the rule, to exceed 15 times regulatory net capital. At December 31, 2021, Crews had an aggregate indebtedness to net capital ratio of .45 to 1 with $62,382,243 of regulatory net capital, which was $60,508,261 in excess of the required minimum regulatory net capital of $1,873,982.

10. **Net Capital Requirement (cont.)**

The Company applies judgment in interpreting certain provisions of the net capital rule. Those interpretations which are reviewed periodically by FINRA and the SEC, can have a significant impact on the Company's computed net capital. Management believes its interpretations are appropriate.

11. **Related Party Transactions**

The Company controls customer deposits of approximately $537,000 and Pershing controls customer deposits of approximately $85,819,000 held on behalf of customers at a bank that is a subsidiary of the Parent at December 31, 2021. The Company also has a $40,000,000 revolving line of credit agreement with the Parent with no outstanding balance as of December 31, 2021. See footnote 7.

12. **Deferred Compensation**

The Company has a nonqualified deferred compensation arrangement for certain employees, which permits participants to defer a portion of their compensation ("Participant Deferrals") and provides that the Company will make matching contributions up to a specified dollar amount. The Participant Deferrals are fully vested and are credited with the gain or loss associated with the investment choices selected by the participant as provided by the plan. The Company contribution is credited with interest at a specified rate set each year by the Company. The rate for 2021 was 2.10% per annum and vests over a 10-year period. The Company funds its obligations under these arrangements through the purchase of life insurance policies. The cash surrender value of these life insurance policies was $20,918,310 as of December 31, 2021. The Company's net benefit obligation under these arrangements which is reflected in nonqualified deferred compensation in the accompanying statement of financial condition was $20,494,906 at December 31, 2021.

13. **Retirement Plan**

The Company sponsors a defined contribution plan (the "401(k) Plan"), which is intended to provide assistance in accumulating personal savings for retirement. The 401(k) Plan is qualified as a tax-exempt plan under Sections 401(a) and 401(k) of the Internal Revenue Code. The 401(k) Plan covers all full-time employees of the Company upon hire date. Participants may make rollover contributions and deferral contributions through payroll deductions. The Company may, at its discretion, make matching contributions for the benefit of each participant making a deferral contribution. During 2021, the Company matched up to 4% of a participant's compensation based on the amount of the deferral contribution. The Company may also make a discretionary non-elective contribution, as determined by the Company.

14. **Fair Value of Financial Instruments**

      The following table sets forth the Company's financial assets and liabilities that are accounted for at fair value on a recurring basis.

	Quoted Prices in Active Markets for Identical Assets (Level I)	Other Observable Inputs (Level II)	Unobservable Inputs (Level III)	Total
Assets				
Marketable securities				
State and municipal government obligations	$ -	$ 17,268,079	$ 1,914,051	$ 19,182,130
Corporate obligations	-	500,628	4,715,175	5,215,803
Certificates of deposit	-	15,237	-	15,237
Other	-	-	219,286	219,286
	-	17,783,944	6,848,512	24,632,456
Cash surrender value of life insurance policies	-	20,918,310	-	20,918,310
Total assets at fair value	$ -	$ 38,702,254	$ 6,848,512	$ 45,550,766
Liabilities				
Securities sold not yet repurchased	$ -	$ 331,511	$ -	$ 331,511
Nonqualified deferred compensation liabilities	$ -	$ 20,494,906	$ -	20,494,906
Total liabilities at fair value	$ -	$ 20,826,417	$ -	$ 20,826,417

14. **Fair Value of Financial Instruments (cont.)**

The following table presents additional information about financial assets and liabilities measured at fair value on a recurring basis and for which the Company has utilized Level III inputs or value drivers to determine fair value.

	State and Municipal Government Obligations	Corporate Obligations	Other	Total
Balances - January 1, 2021	$ 1,724,910	$ 1,983,926	$ 198,000	$ 3,906,836
Total realized gains (losses) - included in earnings	1,061,961	147,013	199,261 $	1,408,235
Purchases	34,425,806	7,037,472	536,386 $	41,999,664
Sales	(35,968,995)	(6,315,460)	(714,361) $	(42,998,816)
Transfers in and/or out of Level III	670,369	1,862,224	-	2,532,593
Balances - December 31, 2021	$ 1,914,051	$ 4,715,175	$ 219,286	$ 6,848,512

The following table presents quantitative information about the significant unobservable inputs utilized by the Company in the fair value measurements of Level III assets.

Description	Fair Value	Valuation Technique	Unobservable Inputs	Range
State and municipal obligations	$ 1,914,051	Bond characteristic analysis	Current interest rates, credit events, coupon, call feature maturity and revenue purpose	0% - 6.5% coupon 4.6% weighted-average 3 - 29 year maturity 13 year weighted-average
Corporate obligations	$ 4,715,175	Bond characteristic analysis	Current interest rates, credit events, coupon, call feature and maturity	0.6% - 8.0% coupon 4.4% weighted average 2 - 30 year maturity 23 year weighted-average
Other marketable securities	$ 219,286	Collateral analysis	Valuation of underlying collateral and convertibility of assets	4.1% coupon 4.1% weighted-average 12 year maturity 12 year weighted-average

15. **Subsequent Events Evaluation Date**

Subsequent to December 31, 2021, the Company refunded $918,476 to a customer related to prior trading activity. This amount has been included in Payable to Customers as of December 31, 2021. The Company evaluated the other events and transactions subsequent to its December 31, 2021 statement of financial condition date and determined there were no other significant events to report through February 28, 2022, which is the date the Company issued its statement of financial condition.